July 19, 2013

VIA EDGAR AND FEDEX

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ixia

Form 10-K for the fiscal year ended December 31, 2012

Filed April 4, 2013

File No. 000-31523

Dear Mr. James:

This letter sets forth the responses of Ixia (sometimes referred to herein as the “Company”) to the comment of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 5, 2013, with respect to the above referenced filing. We have duplicated below the comment set forth in the comment letter and have provided the below responses. For your convenience, each bullet contained in the comment is addressed separately below. We hope that the responses set forth below answer your questions and resolve any concerns you may have.

Form 10-K for the fiscal year ended December 31, 2012

Note 15. Restatement of prior period financial statements, page 114

1.	We note the correction of the error related to the change in your accounting for the amounts deferred under the implied warranty and software maintenance contract to recognize these amounts as revenue at the time the customer enters into an extended warranty and software maintenance contract. To help us better understand your accounting, please address the following:

Comment:

•	Discuss for us your conclusions that your new accounting policy complies with U.S. GAAP and refer to the accounting literature on which you relied in reaching that conclusion.

Response:

Leading up to 2009, the Company was providing only one customer with warranty and software maintenance services without having a contractual obligation to do so, and we had therefore created an implied arrangement with this single customer (from and after 2009, the Company has not had any implied arrangements with any of its customers). In 2009, the Company and the customer entered into the first explicit contract for Ixia to provide to the customer, for an agreed upon price and for a specified period of time, extended warranty and software maintenance services with respect to the products subject to the implied arrangement.

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

We believe that our accounting for the deferral and subsequent recognition of deferred revenue relating to an implied arrangement for warranty and software maintenance services, or postcontract customer support (“PCS”), as reflected in the financial statements and restated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), complies with U.S. GAAP and specifically with Accounting Standards Codification (“ASC”) 985-605-25- 66 and ASC 985-605-25-67. ASC 985-605-25-66 requires a vendor to account for an implied postcontract customer support arrangement when the vendor has developed a regular pattern of providing a customer with the services and/or unspecified upgrades and enhancements that are normally associated with postcontract customer support even though the vendor is not under any written contractual obligation to do so. ASC 985-605-25-67 requires that when an implied arrangement exists, the vendor defer and amortize over the implied arrangement period revenue from the initial product sale in an amount equal to vendor specific objective evidence (“VSOE”) of the fair value of the services that are being provided under the implied arrangement, with the residual amount being recognized at the time of the product sale, provided the other revenue recognition criteria have been met.

The Company accounted for the single implied arrangement with its customer for periods until 2009 in accordance with the guidance described above. As reported in the 2012 Form 10-K (including in Footnote 15, beginning on page 114, to our audited financial statements included therein), in the first quarter of 2013 and in order to properly report revenue for 2012 and prior periods, we corrected our revenue recognition practice relating to the implied arrangement with this customer to specifically address when the implied arrangement ceased to exist. In correctly applying U.S. GAAP, we determined that (i) as a result of the 2009 conversion of the implied arrangement into an explicit arrangement, the Company was no longer providing implied postcontract customer support to the customer for purposes of ASC 985-605-25-66 and (ii) because the implied arrangement had been extinguished, the Company was no longer required to defer and amortize revenue for the implied arrangement.

Comment:

•

Clarify how you are now able to conclude that your obligations under the implied warranty and software maintenance arrangements are extinguished upon the receipt from the applicable customer of the “first” substantive contract for extended warranty and software maintenance services.

Response:

As discussed in our above response, leading up to 2009, we had an implied warranty and software maintenance arrangement with a single customer. In 2009, we entered into a three-

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

year contract with the customer, which provided, among other things, for an explicit, one-year renewal for 2009 of extended warranty and software maintenance services for all products that the customer had previously purchased from Ixia, as well as customer options to renew such extended coverage for additional one-year periods in 2010 and 2011. Under our corrected revenue recognition practice relating to the implied arrangement (as such corrected practice is discussed above and in the 2012 Form 10-K, including in Footnote 15, beginning on page 114, to our audited financial statements included therein), we have determined that for the products subject to the implied arrangement, the 2009 contract (i.e., the “first” substantive contract for extended warranty and software maintenance services for such products) represented an explicit arrangement between Ixia and the customer for Ixia to provide such services for the agreed upon period and demonstrated the customer’s understanding that, going forward, we would provide the customer with extended warranty and software maintenance services only upon the receipt of an extended renewal order for such services. As a result, we have concluded that the 2009 receipt from the customer of the explicit contract for extended warranty and software maintenance services replaced, and thereby extinguished, the Company’s implied arrangement related to the customer.

Comment:

•

Explain to us in more detail what you mean by the disclosure that under the old policy you would continue to defer revenues until “we could establish a pattern that we were able to enforce our warranty and software maintenance contracts as evidenced by, among other items, (i) the consistent receipt of extended renewal orders from the specific customer for warranty and software maintenance services.”

Response:

In applying our historic accounting practice relating to our prior implied arrangement, we had incorrectly determined that the Company should continue to defer revenue until such time as the customer, even after entering into its first substantive contract for extended warranty and software maintenance services in 2009, demonstrated to us that it was “consistent” in purchasing such extended coverage by entering into multiple, successive substantive contracts (i.e., extended renewal orders) for such services for periods subsequent to 2009. As described in the response immediately above, under our corrected practice, we have concluded that the 2009 receipt from the customer of the explicit contract for extended warranty and software maintenance services replaced, and thereby extinguished, the Company’s implied arrangement related to the customer. Since the implied arrangement no longer existed after the receipt of the explicit contract in 2009, the deferral of revenue for an implied arrangement was no longer required.

Comment:

•

Tell us the normal period covered by the implied warranty and software maintenance arrangements and contrast that to the period covered by the substantive contracts for extended warranty and software maintenance services. Clarify why you refer to “first” contract and “extended renewal orders” in your discussion of the old and new accounting policies.

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

Response:

As noted in our above responses, leading up to 2009, we had an implied warranty and software maintenance arrangement with only one of our customers. As is also noted in our above responses, since that time, we have not had any implied arrangements with any of our customers. We therefore do not have a “normal” coverage period for implied warranty and software maintenance arrangements. The period covered by the one prior implied arrangement we had with a single customer was based on the expected economic lives of the products subject to the arrangement, which we estimated to be four years.

Many of our products include up to one year of “free” warranty and software maintenance services with the initial product purchase. Following the one-year period, our customers may elect to renew or extend these services for annual or multi-year periods for an agreed-upon price by entering into a signed agreement with, or by issuing a purchase order to, Ixia for such services. We deem such agreements or customer purchase orders to be “substantive contracts for extended warranty and software maintenance services,” which we also sometimes refer to as “extended renewal orders.” The typical period covered by our substantive contracts for extended warranty and software maintenance services is one year.

In the 2012 Form 10-K, in discussing the corrected revenue recognition practice for our implied arrangement, we refer to the customer’s “first” contract for extended warranty and software maintenance services because we have now determined that the implied arrangement ceased to exist when the customer entered into the first explicit arrangement for the services that had previously been provided under the implied arrangement. In discussing the Company’s historic revenue recognition practice for the implied arrangement, we refer to “extended renewal orders” because, as described in our immediately preceding response above, prior to correcting our historic accounting practice, we incorrectly believed that the customer’s implied arrangement would continue to exist until such time as we had received multiple, successive substantive contracts (i.e., extended renewal orders) from the customer.

Comment:

•

Provide us with a quantified example of how deferred revenues related to the implied warranty and software maintenance arrangements were accounted for under the old policy and highlight how that accounting changed under the new policy. Address the resulting change in the timing of recognition of the deferred revenue in terms of days.

Response:

We currently do not have any implied arrangements with our customers for warranty and software maintenance services. The hypothetical quantified example below and the journal

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

entries in Exhibit A attached hereto illustrate how we would account for an implied warranty and software maintenance arrangement under our historic and corrected accounting practices. The example assumes the following:

1.	On January 1, 2006, we sell a software license for $10,000 to Customer A, which license includes one year of “free” warranty and software maintenance services. The software license is delivered and invoiced on January 1, 2006.

2.	After the initial coverage period expires, the warranty and software maintenance services can be renewed annually for $1,000 per year. The renewal price of $1,000 represents VSOE for such services.

3.	On January 1, 2006, the Company’s management intends to provide warranty and software maintenance services to Customer A following the expiration of the initial coverage period regardless of whether Customer A enters into a substantive contract (or provides Ixia with a purchase order) to renew its coverage.

4.	Customer A does not issue a purchase order for extended warranty and software maintenance services for year 2, but issues such purchase orders for years 3 and 4 for $1,000 each on January 1, 2008 and 2009, respectively. The customer is invoiced for the services on January 1, 2008 and 2009, as applicable.

5.	The expected economic life of the Company’s products, including the software license purchased by Customer A, is four years (i.e., 2006 through 2009 for this product).

6.	Under the “residual method” specified by ASC 985-605, $4,000 of the total contract value of $10,000 was allocated to the warranty and software maintenance services, and the remaining $6,000 was allocated to the software license.

7.	A summary of the timing of revenue recognition for the product and the extended warranty and software maintenance services is set forth in the table below. The full set of journal entries is included in Exhibit A.

	2006	2007	2008	2009	Total
Revenue Recognition
Historic Practice	$7,000	$1,000	$2,000	$2,000	$12,000
Corrected Practice	$7,000	$1,000	$3,000	$1,000	$12,000

In this example, under our historic accounting practice and because the implied arrangement would be deemed to exist through 2009, $1,000 of the previously deferred revenue of $3,000 related to the implied arrangement would be recognized in each of 2007, 2008 and

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

2009, provided the other revenue recognition criteria are met. Under our corrected practice and because the implied arrangement would be deemed to cease to exist upon the Company’s receipt on January 1, 2008 of the first substantive contract for extended warranty and software maintenance services, $1,000 of the previously deferred revenue related to the implied arrangement would be recognized in 2007, and $2,000 of the previously deferred revenue related to the implied arrangement would be recognized in 2008 (again, assuming that other revenue recognition criteria are met). The change in practice accelerates the recognition of revenue in the amount of $1,000 by 365 days.

Comment:

•	Tell us the amount of the restatement related to this error in each reported annual period.

Response:

The implied arrangement error resulted in an increase in total revenue of $1,526,000 for the year ended December 31, 2011 and of $407,000 for the year ended December 31, 2010.

Mr. Martin James

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

July 19, 2013

The Company has worked diligently to respond to your comment as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-2325.

Sincerely,

/s/ Thomas B. Miller

Thomas B. Miller

Chief Financial Officer

Ixia

26601 W. Agoura Road

Calabasas, CA 91302

Cc:	Ronald W. Buckly

Senior Vice President, Corporate Affairs and

General Counsel, Ixia

Exhibit A

Date	Corrected Accounting Practice			Historic Accounting Practice
1-Jan-06	1	Accounts Receivable	10,000	1	Same entry
		Product Revenue	(6,000)
		Deferred Revenue - Initial Year	(1,000)
		Deferred Revenue - Implied	(3,000)
		To record transaction by deferring for the initial one year of free maintenance and three years of implied maintenance at the VSOE rate of $1,000 per year, and to recognize the residual $6,000 as product revenue.

31-Dec-06	2	Deferred Revenue - Initial Year	1,000	2	Same entry
		Service Revenue	(1,000)
		To record revenue for initial year of maintenance.

31-Dec-07	3	Deferred Revenue - Implied	1,000	3	Same entry
		Service Revenue	(1,000)
		To record revenue for year 2 of maintenance (implied).

1-Jan-08	4	Accounts Receivable	1,000	4	Accounts Receivable	1,000
		Deferred Revenue - Renewal	(1,000)		Product Revenue	(1,000)
		To defer extended renewal order received for year 3 maintenance.			To recognize product revenue for extended renewal order for year 3 of maintenace as amount was previously deferred as an implied arrangement.

	5	Deferred Revenue - Implied	2,000	5	No entry
		Product Revenue	(2,000)
		To reverse remaining balance of deferred revenue for implied arrangement due to receipt of first substantive contract to renew maintenance.

31-Dec-08	6	Deferred Revenue - Renewal	1,000	6	Deferred Revenue - Implied	1,000
		Service Revenue	(1,000)		Service Revenue	(1,000)
		To record revenue for year 3 of maintenance.			To record revenue for year 3 of maintenance (implied).

1-Jan-09	7	Accounts Receivable	1,000	7	Accounts Receivable	1,000
		Deferred Revenue - Renewal	(1,000)		Product Revenue	(1,000)
		To defer extended renewal order received for year 4 maintenance.			To recognize product revenue for extended renewal order for year 4 of maintenace as amount was previously deferred as an implied arrangement.

31-Dec-09	8	Deferred Revenue - Renewal	1,000	8	Deferred Revenue - Implied	1,000
		Service Revenue	(1,000)		Service Revenue	(1,000)
		To record revenue for year 4 of maintenance.			To record revenue for year 4 of maintenance (implied).